Filed Pursuant To Rule 433

Registration No. 333-275079

February 22, 2024

Crypto Connect Dallas 2024 - Foundry Jeff Burkley Panel

John Hoffman Okay, we have two more, discussions today. This next one is really, really exciting. Jeff Burkey from foundry is joining us. He flew in from Rochester, upstate New York, and he's going to talk to us about the business of Bitcoin mining. I got to sit next to Jeff last night at dinner, and I learned a lot about bitcoin mining as Jeff is working his way up here. How many people know what mining is in digital assets. Just raise of hands. Any familiarity? Okay. It looks like about half the room. So you're gonna have some work to do here. Jeff. Jeff, by way of introduction, began his career at Morgan Stanley working in the private client group in Washington, DC. Later, he joined Federated, overseeing client relationships. And now he is at foundry, which is the number one pool, in the mining space. And he's going to talk to us about what that means. So with that, let's welcome Jeff. All right.

Jeff Burkey All right, here we go. You guys can hear me. Okay. And who's controlling the slides? Okay. Okay, let's just give us a little turn. So I'm curious. Has anyone actually been in a Bitcoin mine? All right. Couple loud and hot, right? All right, so what I wanted to talk to you about today is sort of like this idea, in the difference between bitcoin the asset and Bitcoin, the technology. So when you talk about mining, you're really talking about the protocol and, and the mechanism for this consensus and proof of work to happen. And so that's what we're going to focus on today. This is something that you have all seen a bunch. We can all agree that that Bitcoin has been an extraordinary asset class. I do want to point out you can sort of see this pattern that is we're going to maybe touch on later. Bitcoin mining tends to be very cyclical. Some might say violently cyclical. But there's sort of this pattern where you get these three, three up years and returns followed by one very nasty downturn. And these, these, historically, these return cycles are. Seem to occur around halving, which is something we're going to talk about. So this is kind of a brief overview on foundry. Foundry was founded in 2019 ahead of the last having and when foundry came out of this scene, the industry was not nearly as mature as it is today. And there wasn't a lot of capital in the space mining economics at that time. We're, were not great. And so foundry, which is a wholly owned subsidiary of DCG, decided that they wanted to provide all the picks and shovels that a miner would need to be successful, and that a lot a big part of that is around machines. So does everyone know what an ASIC is? Does that term mean anything to anybody. So an ASIC stands for application specific integrated circuit or Asic. This is also like a Bitcoin miner. So what this machine is it's sort of a shoebox sized machine has three cards in it. Those cards are filled with chips and they have fans to keep them. Those boards cool. And these Bitcoin miners or ASIC or whatever are essentially mining the bitcoin. And so we placed a very large order with Bitmain and Microbit, the two largest manufacturers of Asics. We imported those in the United States. And then we proceeded to do two things with those. We we called up all the miners at the time and we said, hey, we have all these machines are already in the country, latest generation equipment. And at that time, again, there was a lot of capital in the space. So not a lot of people were able to take us up on these, these machines. And so we were, somewhat forced to plug them all in. So we sort of we found a bunch of different locations throughout the United States, Canada, and also all over Europe. And we plugged in, a lot of Bitcoin mining machines and became a very large miner ourselves. And then shortly thereafter, was the 2020 having the Bitcoin price really took off and the phone started ringing quite a bit. And we were able to, to, to, sell a lot of these machines to, many of the names that you guys probably know, right. Riot, clean spark cut a core compute North. And so the other thing that sort of happened during this time period was. Miners mine into a mining pool, so I don't know, does it? People know what a mining pool is or does. Okay, I'm going to try to explain this. So if you're mining bitcoin there's blocks that are mined every ten minutes. And in those blocks. Are two two forms of payment to the miner. The block subsidy, which is currently six bitcoin, and the transaction fees that are all added up in that block. So if you invest in a bunch of miners and you plug them in, you have this reoccurring electricity bill that you're gonna be paying all the time. But you might not hit a block for a while. Right. And so the mining pools very quickly sort of came onto the scene and allowed miners to essentially get paid very consistently for their contributed hash rate or compute power. Right. So instead of just pointing their machines right at the protocol and waiting to get paid as these these blocks get mined, they mined into the pool. And the pool sort of collectively mines these, these coins. And they're getting a daily payout, based on their contributed hash hash rate. Now, at the time, these pools were mostly run in China, and it was very unclear whether or not you were actually getting the payout that you deserved. And they definitely weren't SoC out of it. So foundry, we built our own pool and we built it in the US. We were the first pool to get a compliance audit. And and very short order became the number one mining pool in the world. And so there's 900 Bitcoin mined every single day. And about 30% of those flows flow through the foundry pool. So we've touched a little bit on this earlier today. So I'm not going to spend a ton of time on this slide. But I like to think of the Bitcoin network in one sense of this permanent ledger that exists of all transactions that have ever occurred. So think about like how cash works, right? You walk into a store, a $20 bill, you get change, go on. You do something else. You go buy a cup of coffee. Imagine like this if all of those individual transactions were being tracked and stored globally forever. And that's essentially what the Bitcoin network is doing. So then the question is how is it doing that? How is the Bitcoin sort of being created. Where does it come from. and so we're going to we're going to get into that a little bit today. Scarcity comes up quite a bit. Right. So we hear this word a lot. We hear about the halving. So again this my Bitcoin started. Each block generated 50 bitcoin. So every ten minutes there was a block mined and 50 Bitcoin were released. This after the first having this dropped to 25. And then you can see where we are today. We're sitting right around 830,000 blocks mined. We're at six Bitcoin a block. And another few months this is going to drop to three Bitcoin or 400 and 450 a day. And this is really if you think about what's happening with these ETFs and this sort of insatiable demand for all these, all this Bitcoin. Sure there's a lot in circulation already, but as far as new supply goes, this is it. You get 900 a day and soon it's only 450 a day. So I think this having is going to be uniquely different, largely because of all these ETFs. All right. I'm going to spend a moment here on this slide. This is essentially what an ASIC looks like. You can see the two fans on the side. This is Bitmain's most current machine. It's the S21. This machine spits out 200 tera hash. Tera hash. Just think of that as a a measure of compute power. What that's doing is, you've everyone's heard of these, like, complex math problems that it's solving. It's not really that complicated. Really, what it's doing is it's guessing. And this machine will guess 200 trillion guesses a second. Second. Back in 2013, ten years ago.

Speaker 4 That was the whole network.

Jeff Burkey The entire Bitcoin network was 200 share hash. That's it. Now, that machine didn't exist then, right? But to give you a sense of how big and how, like the exponential growth behind this, this technology is extraordinary. The network today is 600 x to hash. And again, that's 3 million of these machines. So think about that. You have 3 million. And again just to be clear that's not the make up of the network today. Right. These machines were just released. They're starting to ship January batches. February batches are starting to hit shore. So like these are just getting plugged in. But in theory, it would be 3 million of these machines. So you have 3 million machines making 200 trillion guesses a second. And do you know how long it takes for them to to make to get the winning guess? Takes ten minutes every ten minutes. Right. And so think about how secure and powerful that is. Now this, this the profitability of this machine is basically, all miners. This is this is the calc they're doing. There's three factors that determine your your profitability price of bitcoin, cost of energy. Right. So these guys are looking for $0.05 a kilowatt hour and below which is very cheap power. Most people in their homes are probably paying like three times that. And then the last factor is difficulty. Right. And difficulty is very closely linked to, to global hash rate, which is just effectively how many machines are on the network at any given time. So as more and more machines get plugged in, what happens is those blocks start getting mined in shorter periods of time, like they'll start getting mined seven eight minutes apart. And so what happens is every two weeks there's a difficulty adjustment and it'll bring that back to ten minutes, right. So more machines get plugged in, the blocks get a little closer, two weeks passes, it readjusts and you're back to ten minutes.

Jeff Burkey Good question. How many would you like? Just give me your address. I'll get you to get them right over to you. So it's a good question. They. So they cost about $3,500. Right. And so, most of the time the ASICs are being priced and like an ROI and they get quoted sort of per terra hash. But effectively people are trying to get their money back in a year or less on the machine. Which this machine, at $0.05 a kilowatt, will make you about $350 a month. So that it would sort of get you that 12 month ROI. But then there's happening. Right. So that that'll that'll kind of depending on how that plays out, you might not get your 12 month ROI. So another thing that I would love for everyone to do is to check out Mempool dot space. So this is a open source project website available to the public, and I think better than probably anything out there. Like one of the things that I think it's really hard for you to discuss with your clients is like, it's hard to like you walk into a Starbucks. It's easy to understand, like, I'm buying into this coffee chain, right? Bitcoin's like hard to touch or to see or to feel or to understand. It's not very tangible. This is essentially a graphical illustration of what is happening. This is called the mempool. So all these individual transactions live in the mempool. They get compiled into blocks. The the miners then point or pools point to to the protocol to basically to solve this, header at the top of each block. And that's how the blocks get at it. So the blue blocks on the right, these have all been mined. These are the blocks to be mined on the left. You can see mining rewards. You can see hash rate growth over time. And. Then if you sort of click through on any given one of these blocks. You can see that in this block there's over 2500 transactions, individual transactions. And you can go down and you can see every single transaction in that block. And you can do that for every transaction that's ever occurred. Like that is a phenomenal technological achievement. Like. And anyone again this is I know that's come up before around you know, used in in crime or fraud or like, this is a horrible technology for that, right. Like horrible. Right. Way better off with cash in a briefcase somewhere. This is all trackable. And forever. So. I think we hear about that a lot, because the guys who did use it for like, nefarious purposes, like, all got caught, like that wasn't so. All right. So this is just a little bit on, I'm checking my time here. All right. So when bitcoin mining started, folks were really doing it in their dorm rooms just on normal computers. You've done desktop laptop. And that was sort of this CPU era. It didn't last long. Right. And so people wanted an edge. They wanted to be able to mine as much Bitcoin as they could. So it quickly moved into like GPUs, right, graphics cards. And so there was this period of time where that's what they were using to sort of, get gain an edge over everybody else. And then we in 2013 is when the first ASIC was invented. And again, the only thing the ASIC can do is mind Bitcoin. It can't do anything else. So that's but it does it really really well. And so over time what has happened is you can see when this first came out, it's all about sort of Moore's law and and chip efficiency and chip thinness. Right. So we started at this 100 130 nanometer and no. And now we're under you know, we're at like seven nanometers. We're actually at like four and five nanometer chips. Right? So is that these machines are getting more and more efficient. With time, they'll be able to mine more and more Bitcoin. It becomes an arms race. Who's got the best machines? Who has the most machines because they're all competing over the same 900 Bitcoin. This is the mining cycle. So kind of what happens every every four years or so is you have this period where. Bitcoin price is trending up. Now we've gone from 15 to 50,000. and the mining economics are starting to improve. Hash rate continues to grow. And so we'll we'll sort of reach this point where, at least historically, you'll get this big run post halving. And so if you get a big run post, having the mining economics get really good, really good, like 80 or 90% of profit margins. And so everybody wants to jump into this business. So no employees, you just kind of plug these machines in. It seems like the greatest business in the world. And so everyone kind of rushes into this. Hash rate goes through the roof. And then if Bitcoin just starts to go kind of go sideways to slightly down. But that hash rate continues to grow. The mining economics start to get tighter and tighter and tighter. And so then it sort of starts this cycle where if they've got bitcoin on their balance sheet they're selling it all the Bitcoin they're mining. They're selling it. So there's there's this sell pressure that kind of hits the market. And then the if hit again historically Bitcoin and will continue to fall further. There's more and more selling. And the miners really get sort of shaken out. And you see a lot of forced asset sales. We just sort of experience this. We're coming out of this now. And then the whole cycle kind of starts again and again. A lot of this is in and around having. So the next having is due in April. And the key to the all these miners surviving because again the having is kind of bittersweet right. On that day their revenue will be cut in half. Expenses stay the same. Revenues getting cut in half. It's painful. But if they can survive just long enough. The period. That's sort of 18 months after having. Actually ends up being the very best time to be mining again historically, because Bitcoin price goes much, much higher. So a lot of this becomes a strategy around cash management, treasury management. Who has the most bitcoin on their balance sheet, who has cash on their balance sheet to be able to survive those few months? Post having. All right. And so this is just kind of an illustration of, where we were back in the sort of the dorm room days of CPU and GPU mining. Today you're seeing this these massive, large scale farms pop up all over the place. We happen to be in Texas. This is like home to a lot of mining. You have a lot of cheap, abundant power here. It didn't take Bitcoin miners long to figure that out. Chinese. Chinese outlawed it. And next thing you know, you had, a lot of miners in Texas looking for sites that didn't. It didn't take long. And then the future is really likely in emerging. Right. So these miners have sort of two things that they they generate a lot of heat, and they tend to be very loud. And immersion sort of solves both of these. So the infrastructure build out to do immersion, it's a little bit more expensive. But you do sort of have this, this advantage that it's really quiet and it's extremely efficient as well. And I think the players are going to change to right on the on the far left here. We went from hoodie wearing kids in the dorm room. And now we have, you know, like dozens of publicly traded companies all worth over $1 billion. So this space is really grown up quite a bit. But in the future really, who's probably going to dominate the space are energy companies. And that's like one of the things that makes Bitcoin really special is this idea of being able to monetize stranded energy. So you're seeing folks use flare gas and they can take instead of flaring that gas, they can run it through generators to mine Bitcoin. But even just even even on grid. Right. The way that power works is you might need a lot of power at 6:00 at night when everyone's getting home from work, but you only need it for a few hours, and then you have all this time during the day where that that's going to be sort of stranded or wasted energy. And Bitcoin miners can fix that. And energy companies are waking up to this. This improves ROIC on renewables. Wind, solar are all better. If you sort of put a Bitcoin, you know, put either a bitcoin or a JV together or that they do it themselves. And so we're seeing more and more energy companies wake up to Bitcoin mining and nation states. You're seeing more and more countries announce that they're getting their sovereign wealth funds are getting into mining. I'd say that the biggest sort of the up and coming regions South America, Africa, Middle East, these are going to be, big players in the future of mining. And I think. That brings us to the end. We have.

Jeff Burkey Oh, I think I can use this thing to. Right. I think so. Somebody can make that happen. What do you need?

Ryan Firth What do you need a copy?

John Hoffman Oh, yeah. Absolutely.

Jeff Burkey So I can look at this. But if anyone has questions, feel free to.

Audience Explain why 18 months after. The halving is the best time for Miners?

Jeff Burkey Yeah. So it's it's. It's sort of the causation is unclear, but there's there's no question that there's this historical pattern where, sort of 18 months into halving tends to be a good time to own Bitcoin. Right. So and we've we've just witnessed that. And you can see that across every cycle. And then like like halving halving for halving for Bitcoin investors is great. It's like you can't wait for halving for miners. It's like again it's sort of that mix. It's a blessing and a curse right. They have to survive that tricky period. But for the that sort of historically I think what has happened is that, it mattered like the amount of bitcoin being mined every day getting cut in half, just supply and demand. It was like, oh, we're not going to have that. We're not going to that now. Now everyone's chasing even fewer bitcoin right. So I think that's historically what's caused it. You could make the argument now that it's like it's like kind of only 450 Bitcoin a day now is that should that really matter. Right. From a supply and demand standpoint. Because most of it already is in circulation. But I'd argue that like most at least my coworkers, there's like no price that they're like like Michael Saylor, right, of MicroStrategy. He was asked, what his exit plan was and his his said, Bitcoin is the exit. So like these they're never selling. And so Bitcoin miners are natural sellers right. They have to sell most of the bitcoin. They're mining the pay their energy costs and whatnot. But other than that like the other the other owners of it, it'll be I think the ETFs will it'll be interesting to see how that affects like the circulating supply like but yeah, I mean, I think it's just historically it's just been a function of supply and demand. Yeah.

Jeff Burkey You. Okay, I'll answer the question this way is that I'd like the ones with the the least amount of debt, and the most efficient machines. You know, you've got riot here in your backyard. It's one of the biggest. Very efficient operation. Clean spark. Another good one. It's good teams. Marathon's the biggest. I do think like this, though. It's interesting. Marathon's pivot. They, largely were like, ran an asset light model. They just wanted to own the machines column. You know what other other people's facilities. They've definitely since pivoted. And so they're really trying to fully sort of integrate and own the energy assets. And I do think that that's like the winning strategy. This this will become a game of low cost power.

Jeff Burkey Yeah, yeah. The. Yeah, I'm familiar with this. So this commission sort of has, is asking a lot of questions about where Bitcoin miners have sites, what what their energy mix is. It's a little unclear what sort of how that data is going to be used. I think that the industry, is pushing back. But yeah, I guess TBD on that. But they're asking and I think. Energy has always been asked a lot. You know, there's always been a lot of questions around Bitcoin mining and the amount of energy used. And I do think what gets lost in that discussion a little bit is it says if you're taking energy from someone else that would be using that energy for something, quote unquote, better. But then again, in a lot of cases, the energy would not be used. These Bitcoin miners are highly incentivized to find the cheapest power. And a lot of times it's renewables, it's flare gas. It's even if they are grid connected, they want to get grid connected on a grid that has tons of wind and solar on it. So I mean, the, the, the, the sellers of the energy love these guys. And and it's a flexible load. It's a large load, but it can be turned off in a heartbeat.

Audience What is the date of halving such a mystery? Who makes the decision what day it is? And the second question. Is how do you know how much bitcoin is going to be mined?

Jeff Burkey So the 21 million Bitcoin is hardcoded in the code. I assure you a lot of people have looked. I don't I don't think that's changing. That's hardcoded. And the other question is it has more to do. And for the life of me it escapes me. Let's see if I have it on here. Your question about the. So it's not a date. That's why the dates always kind of. We're going to be able to read it on here. It has to do with blocks, like once a certain number of blocks, then it halves. So it's a certainty that like this, many of last will be mined and then you'll have your having. And that's why the date. Right. That whole every ten minutes is so it's sometimes fluctuates a few minutes. And so then over time the date will kind of move around a little bit. But the number of blocks is fixed.

Audience So the size of that. So the power of these Machines that were the fact that they. As they continue to get stronger.

Jeff Burkey Yes. If there wasn't a two week difficulty adjustment. Right. So if you keep plugging more and more of these machines in and there was no difficulty adjustment. Yeah. You'd be mining bitcoin like every few minutes every second. Like you just be right. So what happens is that every two weeks they they just the algorithm just makes it harder to mine the Bitcoin. So these machines will get better. And then the algorithm just adjust accordingly. Yep. Massive.

Jeff Burkey Oh, the whole. Yeah, like a half. You get like the.

Jeff Burkey Yes.

Jeff Burkey Know that. Yeah. And it's also this idea of like. So the subsidy, the block subsidy was sort of designed in a way that you needed all these independent people to run this network and run this technology. But how like why like why would they? And so you had to have this incentive, right? And it certainly wasn't when no one's using the network, it wasn't the transaction fees. Right. So they had that's why you have these big block rewards that existed. And so the idea is, is that these rewards will get smaller over time as the network has gotten so large that eventually these transaction fees are going to more than cover everyone's incentive. And that's a big like. We'll see. Does it have? It might have it on here. All right. Any other questions? Oh, we have one in the back. No. Yep.

Jeff Burkey So this is, the calc that everyone runs, right? And and people are buying these, like, 10,000 at a time. Spent hundreds of millions of dollars on these things. They usually get depreciated over three years. 3 or 4 years. And their profitability, all else being equal, will decline if, if the, if global hash rate continues to expand. Right. So even if Bitcoin just stays the same, but people plug more and more machines in, that machine will make you less money over time. So you need you need Bitcoin price to outpace hash rate growth.

Jeff Burkey Yeah.

Jeff Burkey You have to buy the equipment at the right time. And I will say again, this is historically. This is kind of around the time when it makes sense, because what you're trying to do is you're going to try to capture that the entirety of your return in that like 18 months following having the can you get all your money back and then some, because that may end up being. Yes. Yes. And if you these trade on ROI. So like as profitability goes up these 20 ones you know ten months from now it could be trading at like 12 grand apiece. And if that's the case, that's when people really get in the trouble. Right. If you buy them then you've overpaid for them and. Sort of probably buying them as it's rolling over. But the good news is, and this is a great segue to this team. Bitcoin mining is very difficult. And in most cases you're better off buying Bitcoin or GBTC. And with that, I'm turning it back over to the Grayscale team.

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